UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40368

SAIHEAT Limited
(Exact name of Registrant as specified in its charter)

c/o #266A South Bridge Road, #02-01 Singapore (058815)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☐

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

SAIHEAT Limited (the “Company”) hereby furnishes the following documents: (i) a notice with respect to the Company’s extraordinary general meeting of shareholders (the “EGM”), which will be held virtually at http://www.virtualshareholdermeeting.com/SAIH2026SM, on April 24, 2026, at 9:00 a.m. Eastern Standard time; (ii) a form of proxy card for use in connection with the EGM; (iii) a draft of the fourth amended and restated memorandum and articles of association (As Corrected), and (iv) a draft of the fifth amended and restated memorandum and articles of association.

The notice of the EGM is furnished with this this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1. The form of proxy card is furnished with this Form 6-K as Exhibit 99.2. The fourth amended and restated memorandum and articles of association (As Corrected) is furnished with this Form 6-K as Exhibit 99.3. The fifth amended and restated memorandum and articles of association is furnished with this Form 6-K as Exhibit 99.4.

EXHIBIT INDEX

Number	Description of Document
99.1	Notice of Extraordinary General Meeting
99.2	Form of Proxy for the Extraordinary General Meeting
99.3	Fourth Amended and Restated Memorandum and Articles of Association (As Corrected)
99.4	Fifth Amended and Restated Memorandum and Articles of Association

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAIHEAT Limited

	By:	/s/ Jianwei Li
Date: April 6, 2026	Name:	Jianwei Li
	Title:	Chief Executive Officer

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